The Conflicts Committee of the Board of Directors of Landmark Infrastructure Partners GP LLC Discussion Materials Regarding Project Solo August 21, 2021 Exhibit (c)(5)

Table of Contents Section Executive Summary LMRK Situation Analysis Valuation of the Common Units Appendix Weighted Average Cost of Capital Analysis I II III

These materials have been prepared by Evercore Group L.L.C. (“Evercore”) for the Conflicts Committee of the Board of Directors of Landmark Infrastructure Partners GP LLC (the “Conflicts Committee”), the general partner of Landmark Infrastructure Partners LP (the “Partnership”) to whom such materials are directly addressed and delivered and may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Evercore. These materials are based on information provided by or on behalf of the Conflicts Committee, from public sources or otherwise reviewed by Evercore. Evercore assumes no responsibility for independent investigation or verification of such information and has relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of the Partnership and/or other potential transaction participants or obtained from public sources, Evercore has assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. These materials were designed for use by specific persons familiar with the business and affairs of the Partnership. These materials are not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter. These materials have been developed by and are proprietary to Evercore and were prepared for the benefit and internal use of the Conflicts Committee. These materials were compiled on a confidential basis for use by the Conflicts Committee and not with a view to public disclosure or filing thereof under state or federal securities laws, and may not be reproduced, disseminated, quoted or referred to, in whole or in part, without the prior written consent of Evercore. These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by Evercore or any of its affiliates to provide or arrange any financing for any transaction or to purchase any security in connection therewith. Evercore assumes no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of Evercore and its affiliates. Evercore and its affiliates do not provide legal, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Evercore or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the impact of the transactions or matters described herein. Disclaimer (i)

Executive Summary

Evercore Group L.L.C. (“Evercore”) is pleased to provide the following materials to the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) of Landmark Infrastructure Partners GP LLC (the “Partnership GP”), the general partner of Landmark Infrastructure Partners LP (the “Partnership”, “Landmark” or “LMRK”), regarding the proposal to enter into a Transaction Agreement (the “Transaction Agreement”) by and among LM DV Infrastructure, LLC (“LM DV Infra”), LM Infra Acquisition Company, LLC (“LM Infra”), Digital LD MergerCo LLC (“Merger Sub”), Digital LD MergerCo II LLC (“Merger Sub II” and, together with LM DV Infra, LM Infra, and Merger Sub, the “Buyer Parties”), Landmark Infrastructure Inc., Landmark Infrastructure REIT LLC, the Partnership, Landmark Infrastructure Partners GP LLC, the general partner of the Partnership (the “Partnership GP”), and Landmark Dividend LLC, the sole member of the Partnership GP (“Landmark Dividend”) Pursuant to the Transaction Agreement, among other things, Merger Sub II will merge (the “Merger”) with and into the Partnership, with the Partnership surviving as the surviving entity. As a result of the Merger, each common unit representing limited partner interests in the Partnership (the “Common Units”) of the Partnership, other than Common Units held by Landmark Dividend, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $16.50 in cash without any interest thereon (the “Consideration”) The Consideration represents a 38.4% premium to the closing price of $11.92 per unit on May 14, 2021, the day of the Landmark Dividend’s original offer of $13.00 per unit (the “Initial Offer”), a 35.6% premium to LMRK’s 30-day volume-weighted average price (“VWAP”), a 32.6% premium to LMRK’s 60-day VWAP and a 34.0% premium to LMRK’s 90-day VWAP as of May 14, 2021 The Consideration represents a 26.9% increase from the Initial Offer The materials herein include the following: An executive summary including: (i) an overview of the Merger detailing summary proposed terms, (ii) an overview of the current LMRK organizational structure, (iii) a review of certain financial metrics for LMRK implied by the Merger and (iv) an overview of the historical trading performance of LMRK relative to the Consideration A current situation analysis for LMRK, including an overview of LMRK’s business including a review of the financial projections for LMRK as provided by LMRK management (the “LMRK Financial Projections”) A valuation of the Common Units based on the LMRK Financial Projections Executive Summary Introduction 1

Executive Summary Overview of the Merger Source: LMRK management and Partnership Evercore has been asked by the Conflicts Committee, whether, in Evercore’s opinion, as of the date hereof, the Consideration is fair, from a financial point of view, to the Partnership Unaffiliated Common Unitholders Opinion Requested: Counterparties Landmark Infrastructure Partners LP Landmark Infrastructure Partners GP LLC LM DV Infrastructure, LLC LM Infra Acquisition Company, LLC Landmark Infrastructure Inc. Landmark Infrastructure REIT LLC Landmark Dividend LLC Digital LD MergerCo LLC Digital LD MergerCo II LLC Merger Summary Merger Sub II proposes to merge with the Partnership, as a result of which all Common Units other than those owned by Landmark Dividend will be converted into the right to receive cash as described below LMRK will cease to be publicly traded Consideration Holders of Common Units other than those owned by the Landmark Dividend, the General Partner and its respective affiliates (the “Partnership Unaffiliated Common Unitholders”) will receive $16.50 in cash without any interest thereon for each Common Unit held Timing and Approvals Requires approval of the Conflicts Committee Other The Merger is structured to be taxable to the Partnership Unaffiliated Common Unitholders 2

Executive Summary Current Summary LMRK Partnership Structure Source: FactSet, Partnership filings and LMRK management Note: Market data as of August 20, 2021 Partnership Unaffiliated Common Unitholders 100.0% Ownership Interest 86.8% LP Interest 22.1 MM Common Units 13.2% LP Interest 3.4 MM Common Units Landmark Infrastructure Partners LP (NASDAQ: LMRK) Market Capitalization: $361 MM Net Debt: $490 MM DigitalBridge Group, Inc. (NYSE: DBRG) Digital Colony Acquisitions, LLC 100.0% Ownership Interest Landmark Infrastructure REIT Subsidiary Landmark Infrastructure Partners GP LLC (“General Partner”) 100.0% Ownership Interest Non-economic GP and IDRs 3

Executive Summary Overview of the Consideration ($ in millions, except per unit amounts) Source: FactSet, Public filings, LMRK management Note: Market data as of August 20, 2021 LMRK 2Q 2021 Cover Page Includes 1,982,700 Series C Preferred Units, which each have a redemption price of $25 per unit and have the right to convert to common units upon delisting of the common units at a conversion rate of 1.3017 Common Units per Series C Preferred Unit implying an initial conversion price of approximately $19.21 per Common Unit Unaffected Common Unit price as of May 14, 2021 Consideration Implied Transaction Premiums (%) 4

Executive Summary Historical Common Unit Price vs. Consideration Sources: FactSet as of August 20, 2021 5

Executive Summary In connection with rendering our opinion, Evercore has, among other things: Reviewed certain publicly available historical business and financial information relating to the Partnership that we deemed relevant, including as set forth in the Annual Report on Form 10-K for the year ended December 31, 2020, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission by the Partnership since December 31, 2020; Reviewed certain internal projected financial and operating data and assumptions relating to the Partnership that were prepared and furnished to us by management of the Partnership; Discussed with management of the Partnership their assessment of the past and current operations of the Partnership, the current financial condition of the Partnership, the prospects of the Partnership, the historical financial and operating data of the Partnership, and the LMRK Financial Projections (including management’s views of the risks and uncertainties of achieving such projections); Reviewed the reported prices and the historical trading activity of the Common Units; Reviewed publicly available research analyst estimates for the Partnership’s future financial performance on a standalone basis; Performed a discounted cash flow analysis for the Partnership based on forecasts and other data provided by management of the Partnership; Performed a discounted distribution analysis on the Partnership based on forecasts and other data prepared and furnished to us by management of the Partnership; Compared the financial performance of the Partnership and its stock market trading multiples with those of certain other publicly traded partnerships and companies that we deemed relevant; Reviewed the financial metrics of certain historical transactions that we deemed relevant and compared them to the forecasts and other data provided by management of the Partnership; Reviewed the premiums paid in certain historical transactions that we deemed relevant and compared such premiums to those implied by the proposed Merger; Reviewed the financial terms and conditions included in a draft of the Transaction Agreement, dated August 20, 2021; and Performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors that we deemed appropriate for the purposes of providing the opinion contained herein. Evercore Evaluation Process 6

LMRK Situation Analysis

Confidential

LMRK Situation Analysis

Company Overview

($ in thousands)

Overview of LMRK

- LMRK, headquartered in El Segundo, California, acquires, owns and manages a wide portfolio of real property interests and client-essential infrastructure assets that it leases to wireless communication, information technology, outdoor advertising and renewable power companies
- As of December 31, 2020, LMRK's portfolio consisted of approximately 1,980 assets across 1,487 locations in the U.S., Australia and Canada, generating a diversified revenue stream while allowing for multiple tenants within sub-industries
  - LMRK leases cell-tower infrastructure and underlying property interests to wireless carriers and tower companies, comprising ~43% of total revenue[1]
    - Vertex / FlexGrid "smart-poles" transmit 5G/4G broadband for multiple carriers and provide LED lighting, security camera, public Wi-Fi and power-grid backup solutions, with some also supporting EV charging capabilities for future implementation
  - The Partnership leases property interests for data center infrastructure to information technology companies, outdoor billboards and interactive digital kiosks to advertising companies and renewable energy infrastructure to power companies
- Benefits from triple-net lease arrangements on long-term lease contracts with annual escalators, i.e., property-level expenses including tax borne by tenant

Revenue by Segment



2021A Q1 Total: $17,284
39%
28%
22%
11%
2020A Total: $58,839
43%
17%
26%
14%
Wireless Communication
Digital Infrastructure
Outdoor Advertising
Renewable Power Generation

Tenant Locations and Occupancy[2]

	Asset Locations	Tenant Sites	Leased Sites	Occupancy (%)
Wireless Communication	835	1,106	1,022	92%
Digital Infrastructure	14	14	14	100%
Outdoor Advertising	603	796	768	96%
Renewable Power	35	70	70	100%
Total	**1,487**	**1,986**	**1,874**	**94%**

Source: Public filings, LMRK management
1. 2020A revenue
2. As of December 31, 2020

EVERCORE 7 LANDMARK INFRASTRUCTURE

Summary Market Data LMRK Situation Analysis General Partner Incentive Distribution Rights Source: FactSet as of August 20, 2021, Public filings ($ in millions, except per unit amounts) Balance Sheet and Credit Data 8

LMRK Situation Analysis Common Unit Price and Distribution Decreased distribution ex-distribution date of May 1, 2020 Source: FactSet as of August 20, 2021 9

LMRK Situation Analysis Wall Street Research Estimates Source: FactSet as of August 20, 2021, LMRK management Analyst price targets from latest available reports: Raymond James (8/4/21), B Riley (8/4/21), Wells Fargo Securities (7/2/21) and RBC Capital Markets (8/12/21) Common Unit price as of August 20, 2021 Distribution per unit estimates unavailable for Raymond James ($ in millions, except per unit amounts) Premium / (Discount) to Current 8.2% 1.13% 13.0% 4.7% Current Analyst Price Targets1 Current Unit Price: $14.16 2 AFFO per Unit Cash Distribution per Unit3 EBITDA May 17, 2021: Digital Colony Announcement LTM Broker Price Targets 10

LMRK Situation Analysis Unitholder Overview Source: FactSet as of August 20, 2021, Public filings 11

LMRK Situation Analysis Source: LMRK management Assumptions for the LMRK Financial Projections Evercore reviewed standalone financial projections for LMRK as provided by LMRK management The LMRK Financial Projections include EBITDA, interest, taxes, growth capital expenditures and financing assumptions as provided by LMRK management LMRK management confirmed that the Data Center Securitization will still be issued in August 2021. The Data Center Securitization has been added back to the LMRK Financial Projections Indicated pricing has increased from 2.50% to 3.00% Growth capital expenditures financed with LMRK revolving credit facility No common equity or preferred equity issuances throughout the projection period Assumes an annual distribution of $0.80 per unit throughout the projection period 12

LMRK Financial Projections – Summary Cash Flows LMRK Situation Analysis ($ in millions, except per unit amounts) Source: LMRK management 13

LMRK Financial Projections – Sources & Uses LMRK Situation Analysis ($ in millions) Source: LMRK management 14

Valuation of the Common Units

Valuation of the Common Units Valuation Methodologies Methodology Description Metrics / Assumptions DCF Analysis Values the Common Units based on the concepts of the time value of money Utilizing the LMRK Financial Projections, as previously reviewed herein, Evercore: Utilized varying WACC discount rates and applied various perpetuity growth rates to derive after-tax valuation ranges for a Common Unit Calculated terminal values based on a range of multiples of EBITDA derived from precedent transactions as well as assumed perpetuity growth rates Discounted the projected cash flows to the assumed September 30, 2021 effective date Effective partnership tax rate of 29.6% Tax depreciation based on immediate expensing of capital expenditures and a full step-up in tax basis WACC based on the Capital Asset Pricing Model (“CAPM”) for MLPs and REITS with assets comparable to those owned by LMRK For the terminal value, tax depreciation assumed to be equal to maintenance capital expenditures EBITDA exit multiple of 13.0x to 17.0x and a perpetuity growth rate of 2.0% to 3.0% Discounted Distribution Analysis Values the Common Units based on the present value of the future cash distribution to Partnership Unaffiliated Common Unitholders Projected distributions based on the LMRK Financial Projections and discounted projected cash flows to the assumed September 30, 2021 effective date Terminal yield range of 6.0% to 7.5% based on the distribution yield at which LMRK has traded since the first ex-distribution date following distribution cut in 2020 Cost of equity of 12.5% to 14.5% based on the CAPM and 10.5% to 12.5% based on total expected market return for comparable MLPs and REITs Precedent M&A Transactions Valuation based on multiples of enterprise value / relevant EBITDA for similar assets to those owned by LMRK Based on multiples of enterprise value to EBITDA for real estate assets similar to those owned by LMRK Peer Group Trading Analysis Valuation based on multiples of enterprise value / relevant EBITDA for publicly traded entities with assets similar to those owned by LMRK Based on multiples of enterprise value to EBITDA for MLPs and REITS with assets similar to those owned by LMRK Reference Only Premiums Paid in MLP Mergers Values Common Units based on historical premiums paid in selected relevant cash MLP acquisitions Median 1-Day, 30-Day and 60-Day premiums paid applied to relevant equity prices Evercore utilized the following analytical approaches and methodologies in its valuation of the Common Units with an effective date of September 30, 2021 Source: LMRK management 15

Valuation of the Common Units Valuation Summary For Reference 16

DCF Analysis – LMRK Financial Projections Valuation of the Common Units Source: LMRK management 2021E tax DD&A assumes 100.0% bonus depreciation calculated as the midpoint of the enterprise value range plus 2021E capital expenditures; 2022E and 2023E tax DD&A assumes 100.0% bonus depreciation on capital expenditures; bonus depreciation phase-down on growth capital expenditures in 2024E (80.0%), 2025E (60.0%) and 2026E (40.0%) Assumes 29.6% tax rate ($ in millions, except per unit amounts) EBITDA Exit Multiple Sensitivity Analysis Perpetuity Growth Rate Sensitivity Analysis 17

Valuation of the Common Units Discounted Distributions Analysis – LMRK Financial Projections Based on the distribution yield at which LMRK has traded since the first ex-distribution date following distribution cut in 2020 (May 15, 2020 distribution payable date) 18

Selected Precedent M&A ($ in millions) Valuation of the Common Units Data Center Transactions 19

Selected Precedent M&A ($ in millions) Valuation of the Common Units Communication and Carrier Towers Transactions 20

Selected Precedent M&A ($ in millions) Valuation of the Common Units Wind Energy Infrastructure Transactions 21

Selected Precedent M&A ($ in millions) Valuation of the Common Units Outdoor Advertising Transactions 22

Precedent M&A Transaction Analysis – LMRK Financial Projections Summary Results ($ in millions, except per unit amounts) Valuation of the Common Units 23

Peer Group Trading Source: FactSet, Public filings, Wall Street Research ($ in millions, except per share / unit amounts) Valuation of the Common Units 24

Peer Group Trading Analysis – LMRK Financial Projections ($ in millions, except per unit amounts) Valuation of the Common Units Summary Results 25

Valuation of the Common Units Premiums Paid in MLP Acquisitions Source: Bloomberg, FactSet, Public filings VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of the acquiror’s shares / units on the last trading day prior to announcement plus any cash received, by the 30-, 60- or 90-trading day VWAP of the target as calculated from the last undisturbed trading day prior to the announcement WMB / WPZ VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of WMB’s shares on the last trading day prior to announcement by the 30-, 60- or 90-trading day VWAP of the WPZ as calculated from March 15, 2018, or after the FERC announcement of MLP income tax recovery disallowance For Reference Only 26

Valuation of the Common Units Premiums Paid Analysis Source: FactSet, Bloomberg Note: Based on unaffected date of May 14, 2021 Summary Results – All Transactions Summary Results – Cash Transactions For Reference Only 27

Appendix

Weighted Average Cost of Capital Analysis

Weighted Average Cost of Capital Analysis Capital Asset Pricing Model 1. Source: Predicted raw betas from FactSet; Adjusted Equity Beta calculated as: (0.67) × Raw Beta + (0.33) × 1.0 2. Unlevered Beta calculated as: Adjusted Equity Beta × (E/(E + D × (1-T)); Assumes partnership tax rate of 29.6% and corporate tax rate of 0.0% 3. 20-year Treasury as of August 20, 2021 4. Source: Duff & Phelps 5. Decile: Micro Cap (9) with equity value range of $190.0 million to $451.8 million 6. Equity Cost of Capital calculated as: Risk-free rate + (Levered Equity Beta × Market Risk Premium) + Small Company Risk Premium 7. Based on median of peer group long-term senior notes yield-to-worst as of August 19, 2021 ($ in millions, except per share / unit amounts) 28

Weighted Average Cost of Capital Analysis Expected Market Return Source: FactSet, Public filings ($ in millions, except per share / unit amounts) 29